MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 - Organization and Description of Business

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists primarily of acting as a placement agent for investment management firms.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2015, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2015, two clients accounted for $45,000 each or approximately 22% each of total accounts receivable. The Company believes the number of clients that comprise the Company's client base is the various geographic regions in which the Company's clients operates limits concentrations of credit risk with respect to revenues and accounts receivable.

Revenue Recognition and Deferred Revenue

Consulting fees consist of subscription fees and retainer fees. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over the contract period. Amounts received from clients in advance of when earned are recorded as deferred revenue and recognized ratably over the terms of the contract.

Success fees consist of fees paid to the Company in exchange for research services provided to mutual funds. These fees are recognized when earned.

For the period ended December 31, 2015, no single client accounted for more than 10% of the Company's revenues.

The Company is also committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of the consulting fees and success fees received by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYCUBT and DCUBFT are calculated as if the company filed on a separate return basis, and is recorded as a capital contribution from the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2015, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2015.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial conditions, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses, other liabilities and deferred revenue.

Note 3 - Related Party Transactions

Effective January 1, 2013, the Company, its Parent, and their broker-dealer affiliate ("Affiliate") entered into a new expense sharing agreement, renewing annually, (the "Expense Sharing Agreement") whereby the Parent provides certain services to the Company and Affiliate. These services, as defined in the Agreement, include office space and facilities, office support services, and administrative support services (including accounting, clerical, payroll administration, and informations, and information technology). Payments made in connection with providing these services are solely the responsibility of the Parent. For the year ended December 31, 2015 the only expenses allocated were employee compensation and benefits.

For the year ended December 31, 2015, expenses paid by the Parent and recorded as capital contributions to the Company totaled $110,315 and expenses paid by the Company and recorded as capital distributions to the Parent amounted to $48,000.

The amount of income tax expense recorded as a capital contribution to the Company amounted to $36,400 for the year ended December 31, 2015.

Note 4 - Income Taxes

The provision for income taxes amounted to $36,400 for the year ended December 31, 2015.

Note 5 - Retirement Plan

Effective January 1, 2011, the Company established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were approximately $18,038 for the year ended December 31, 2015.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2015, the Company had net capital of $218,195 which was $185,419 in excess if its required net capital of $32,776. The Company's ratio of aggregate indebtedness to net capital was 2.25 to 1 at December 31, 2015.

Note 7 - SEC Settlement

On November 24, 2015, the Company reached a settlement with the Securities and Exchange Commission on an administrative proceeding, File No. 3-16970. As part of the settlement, the Company agreed to pay a $375,000 civil penalty. The settlement amount is included in compliance and regulatory fees in the statement income.

Note 8 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contacts with Customers (Topic 606) including Amendments to Master Glossary and Background Information and Basis for Conclusions. The objective of the ASU is to improve financial reporting by clarifying when revenue is recognized by entities that enter into contracts with customers to transfer goods or services. ASU No. 2014-09 is effective for non-public companies for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 31, 2018. Early adoption of these new standards is permitted, however only as of an annual reporting period beginning after December 15, 2016, including interim periods within that reporting period. Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 9 - Concentration of Credit Risk

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2015, the Company maintained cash balances that exceeded the federally insured limits. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 25, 2016, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.